                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2005

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                           --------------------------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-   ___   .)

                           INCORPORATION BY REFERENCE

THIS CURRENT REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO OUR ANNUAL REPORT ON FORM 20-F (FILE NO. 000-50705) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2005.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Contents

                                                                                               PAGE
                                                                                              -------
Signature ............................................................................        Page  2

Financial Statements of Actoz Soft Co., Ltd. for the year ended December 31, 2004.....        Page  3

Unaudited Pro Forma Consolidated Statement of Operations of Shanda Interactive
Entertainment Limited for the year ended December 31, 2004............................        Page 26

Information about Shanda Interactive Entertainment Limited............................        Page 32

Statement Regarding Forward Looking Statements........................................        Page 32

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                            By: /s/ JUN TANG
                                                ---------------
                                                Name: Jun Tang
                                                Title: President

Date: July 8, 2005

                              ACTOZ SOFT CO., LTD.

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                       AND

                          INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

Actoz Soft Co., Ltd.

We have audited the accompanying balance sheet of Actoz Soft Co., Ltd., or Actoz, as of December 31, 2004, and the related statements of income, appropriation of retained earnings and cash flows for the year then ended (all expressed in Korean won). These financial statements are the responsibility of Actoz's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not examine investments in equity securities of Wemade Entertainment Co., Ltd., or Wemade, accounted for under the equity method. The carrying value for Wemade was W 12,043,171 thousand, or 21% of Actoz's total assets, as of December 31, 2004 and Actoz'z equity in earnings of Wemade was W 4,051,446 thousand, or 37% of income before income taxes, for 2004. Those investment accounts were examined by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those investment accounts, is based solely upon the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Actoz as of December 31, 2004 and the results of its operations, the changes in its retained earnings and its cash flows for the year then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

Actoz's financial statements for the year ended December 31, 2003, presented herein for comparative purposes, were audited by other auditors whose report dated February 7, 2004 expressed an unqualified opinion thereon.

Without qualifying our opinion, we draw attention to the following:

As discussed in Note 8 to the accompanying financial statements, Actoz has transactions with Wemade Entertainment Co., Ltd. and other related parties in its normal course of business. Sales to its related parties were W2,019 million for the year ended December 31, 2004 . Service fees paid to its related parties were W 23,205 million for the year ended December 31, 2004. The related trade receivables were W 405 million, and the related trade payables were W 6,142 million as of December 31, 2004. In addition, the short-term loans to shareholders, officers and employees were W 364 million as of December 31, 2004, and the related interest income included in other income were W 46 million for the year ended December 31, 2004 .

As discussed in Note 21 to the accompanying financial statements, in February 2005, Shanda Interactive Entertainment Limited, or Shanda, purchased an approximately 29% stake in Actoz from certain shareholders of Actoz. Completion of this purchase followed Shanda's purchase of an amount of Actoz shares on the KOSDAQ market equal to approximately 9% of the Actoz's issued and outstanding shares.

Accounting principles and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea.

/s/ Woori Accounting Corporation

June 14, 2005

                              ACTOZ SOFT CO., LTD.
                                 BALANCE SHEETS
                           DECEMBER 31, 2004 and 2003

                                                               Thousands of Korean won
                                                             ---------------------------
                                                                 2004          2003
                                                             ------------   ------------
ASSETS

CURRENT ASSETS :
   Cash and cash equivalents(Notes 2 and 3)                  W    810,448   W 20,557,955
   Short-term financial instruments(Notes 2 and 3)             16,500,000     20,000,000
   Accounts receivable - trade, net of allowance for
     doubtful accounts of W640,964 thousand
     in 2004 and W244,330 thousand in 2003                      7,683,088      7,899,993
   (Notes 2 and 10) Accounts receivable - other, net
     of allowance for doubtful accounts of W16,851
     thousand in 2004 and nil in 2003                           2,569,225         89,201
   Short-term loans, net of allowance for doubtful
     accounts of W123,479 thousand in 2004 and
     W65,000 thousand in 2003(Note 8)                             584,451        444,322
   Prepayments                                                    224,026         14,044
   Prepaid value added taxes                                      497,416        137,788
   Prepaid income taxes                                                 -        120,736
   Accrued income and other current assets                         94,753         85,958
                                                             ------------   ------------

      Total Current Assets                                     28,963,407     49,349,997
                                                             ------------   ------------

NON-CURRENT ASSETS :
   Marketable securities(Notes 2 and 4)                           356,023        150,000
   Investment securities(Notes 2 and 5)                        15,577,657     12,233,608
   Rental deposits                                              2,083,050      2,682,650
   Deferred income tax asset(Notes 2 and 15)                      521,582              -

   Property and equipment, net(Notes 2, 6 and 9)                5,375,873      1,110,739

   Intangible assets(Notes 2 and 7)                             4,325,345      3,836,348
                                                             ------------   ------------

     Total Non-Current Assets                                  28,239,530     20,013,345
                                                             ------------   ------------

TOTAL ASSETS                                                 W 57,202,937   W 69,363,342
                                                             ============   ============

(Continued)

                              ACTOZ SOFT CO., LTD.
                           BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 2004 AND 2003

                                                              Thousands of Korean won
                                                            -----------------------------
                                                               2004             2003
                                                            -----------      ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES :
   Accrued expenses(Notes 8 and 10)                         W 6,758,656      W 27,443,374
   Income taxes payable                                         182,442                 -
   Withholdings                                                  71,229            67,776
   Advance receipts                                              28,284            46,725
                                                            -----------      ------------

     Total Current Liabilities                                7,040,611        27,557,875

LONG-TERM LIABILITIES :
   Deferred income tax liability(Notes 2 and 15)                      -             9,326
                                                            -----------      ------------

   Total Liabilities                                          7,040,611        27,567,201
                                                            -----------      ------------

COMMITMENTS AND CONTINGENCIES(Note 20)

SHAREHOLDERS' EQUITY :
   Common stock, par value W500(Note 11)
      Authorized: 50,000,000 shares
      Issued: 8,914,500 shares                                4,457,250         4,457,250
   Capital surplus(Note 11):
      Paid-in capital in excess of par                       19,169,186        19,169,186
   Retained earnings(Note 12)
      Reserve for business rationalization(Note 12)             170,000           170,000
      Reserve for technology development(Note 12)                16,667            33,334
      Unappropriated retained earnings                       25,468,789        17,603,959
   Capital adjustments(Note 13)                                 880,434           362,412
                                                            -----------      ------------

  Total Shareholders' Equity                                 50,162,326        41,796,141
                                                            -----------      ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  W57,202,937      W 69,363,342
                                                            ===========      ============

                 See accompanying Notes to Financial Statements.

                              ACTOZ SOFT CO., LTD.
                              STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                              Thousands of Korean won
                                                                          --------------------------------
                                                                              2004               2003
                                                                          ------------       -------------
Sales                                                                     W 39,219,123       W  46,417,119

Cost of sales                                                               23,237,951          30,854,217
                                                                          ------------       -------------

Gross profit                                                                15,981,172          15,562,902

Selling and administrative expenses(Note 14)                                 7,904,070           8,688,035
                                                                          ------------       -------------

Operating income                                                             8,077,102           6,874,867
                                                                          ------------       -------------

Other income(expenses):
   Interest income                                                             734,959             824,948
   Gain on disposal of investment securities(Note 5)                            21,855                   -
   Reversal of allowance for doubtful accounts                                 109,052           1,253,618
   Refund of income taxes(Note 15)                                             180,424              42,708
   Loss on foreign exchange transactions and translation, net                 (388,137)           (226,981)
   Equity in earnings of investees, net(Note 5)                              4,027,505           7,082,090
   Impairment loss on investments                                                    -             (55,292)
   Impairment loss on intangible assets(Note 7)                             (1,482,083)           (115,463)
   Other bad debt                                                             (147,265)                  -
   Loss on contract termination                                               (241,000)                  -
   Contribution(Note 18)                                                       (55,000)                  -
   Other, net                                                                  (24,899)             31,999
                                                                          ------------       -------------
                                                                             2,735,411           8,837,627
                                                                          ------------       -------------

Income before income taxes                                                  10,812,513          15,712,494

Income taxes(Note 15)                                                        2,692,850           3,844,507
                                                                          ------------       -------------

Net income(Note 16)                                                       W  8,119,663       W  11,867,987
                                                                          ============       =============

Income per share in Korean won(Note 16)                                   W        911       W       1,331
                                                                          ============       =============

                 See accompanying Notes to Financial Statements.

                              ACTOZ SOFT CO., LTD.
                STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                     Thousands of Korean won
                                                   --------------------------
                                                       2004           2003
                                                   ------------   -----------
RETAINED EARNINGS BEFORE APPROPRIATIONS

   Unappropriated retained earnings carried over
    from prior year                                W17,620,626    W 5,735,972
   Loss on prior period adjustments(Note 5)           (271,500)             -
   Net income for the year                           8,119,663     11,867,987
                                                   -----------    -----------
                                                    25,468,789     17,603,959
                                                   -----------    -----------

TRANSFER OF VOLUNTARY RESERVES
   Reserve for technology development(Note 12)          16,667         16,667
                                                   -----------    -----------
                                                    25,485,456     17,620,626
                                                   -----------    -----------

UNAPPROPRIATED RETAINED EARNINGS
   TO BE CARRIED FORWARD TO
   NEXT YEAR                                       W25,485,456    W17,620,626
                                                   ===========    ===========

                 See accompanying Notes to Financial Statements.

                              ACTOZ SOFT CO., LTD.
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                       Thousands of Korean won
                                                                   -------------------------------
                                                                        2004             2003
                                                                   --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                                      W  8,119,663    W  11,867,987

   Addition of expenses not involving cash outflows :
      Depreciation                                                       670,980          943,031
      Amortization of intangible assets                                  540,173          533,075
      Loss on disposal of property and equipment                             201                -
      Bad debts                                                          652,952          129,144
      Loss on impairment of investment                                         -           55,292
      Loss on impairment of intangible assets                          1,482,083          115,463
      Equity in losses of investees                                    1,197,652          314,104
                                                                   -------------    -------------
                                                                       4,544,041        2,090,109
                                                                   -------------    -------------
    Deduction of revenues not involving cash inflows :
      Reversal of allowance for doubtful accounts                        109,052        1,253,618
      Gain on disposal of investment securities                           21,855                -
      Equity in earningss of investees                                 5,225,157        7,396,194
                                                                   -------------    -------------
                                                                       5,356,064        8,649,812
                                                                   -------------    -------------
    Changes in assets and liabilities resulting from operations:
       Increase in trade accounts receivable                            (179,730)      (2,840,890)
       Decrease(increase) in prepayments                                (209,981)          13,486
       Decrease(increase) in prepaid value added taxes                  (359,628)         404,953
       Decrease(increase) in accrued income                               (5,649)          15,178
       Decrease in prepaid income taxes                                  120,736          603,108
       Decrease(increase) in prepaid expenses                             (3,145)               -
       Decrease(increase) in deferred income tax asset                  (418,599)               -
       Increase in withholdings                                            3,452           19,671
       Increase(decrease) in accrued expenses                        (20,684,718)      22,364,252
       Increase in income taxes payable                                  182,442                -
       Decrease in advance income                                              -              (19)
       Increase(decrease) in advance receipts                            (18,441)          13,286
       Decrease in deferred income tax liability                          (9,327)        (127,358)
                                                                   -------------    -------------
                                                                     (21,582,588)      20,465,667
                                                                   -------------    -------------
    Net cash provided by(used in) operating activities             (W 14,274,948)   W  25,773,951
                                                                   -------------    -------------

(Continued)

                              ACTOZ SOFT CO., LTD.
                       STATEMENTS OF CASH FLOWS(CONTINUED)
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                       Thousands of Korean won
                                                                   ------------------------------
                                                                        2004              2003
                                                                   --------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Cash inflows from investing activities :
      Decrease in short-term financial instruments                 W  61,000,000    W151,408,710
      Decrease in short-term loans                                       550,392         275,678
      Decrease in other accounts receivable                            2,602,025          81,065
      Disposal of equity method valued investment securities             650,000         100,000
      Dividend income from equity method valuation of
        investment securities                                          2,400,000               -
      Decrease in rental deposits                                      8,916,000         514,200
      Disposal of property and equipment                                   2,272             767
                                                                   -------------    ------------
                                                                      76,120,689     152,380,420
                                                                   -------------    ------------
    Cash outflows from investing activities :
      Acquisition of short-term financial instruments                 57,500,000     153,208,691
      Acquisition of available-for-sale securities                       206,023         150,000
      Increase in short-term loans                                       814,000         376,000
      Increase in other accounts receivable                            5,105,834         144,197
      Acquisition of equity method valued investment securities        2,201,150         100,000
      Increase in rental deposits                                      8,316,400         808,750
      Acquisition of property and equipment                            4,938,587         876,455
      Disbursement of development cost                                 2,363,241       2,459,423
      Acquisition of other intangible assets                             148,013         189,367
                                                                   -------------    ------------
                                                                      81,593,248     158,312,883
                                                                   -------------    ------------
    Net cash used in investing activities                             (5,472,559)     (5,932,463)
                                                                   -------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES :
    Cash inflows from financing activities :
      Increase in short-term borrowings                                1,167,227               -
    Cash outflows from financing activities :
      Repayment of short-term borrowings                               1,167,227               -
      Increase in stock issuance cost                                          -           9,802
      Acquisition of treasury stock                                            -          10,848
                                                                   -------------    ------------
                                                                       1,167,227          20,650
                                                                   -------------    ------------
    Net cash used in financing activities                                      -         (20,650)
                                                                   -------------    ------------
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                  (19,747,507)     19,820,838
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        20,557,955         737,117
                                                                   -------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           W     810,448    W 20,557,955
                                                                   =============    ============

                 See accompanying Notes to Financial Statements.

                              ACTOZ SOFT CO., LTD.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2003

1.    General

      Actoz Soft Co., Ltd., or Actoz, was incorporated on October 29, 1996 under the laws of the Republic of Korea. Actoz is engaged in developing and distributing the online game software products. Actoz is registered as a venture business in the Korean Small and Medium Enterprise Service in accordance with the special law for the promotion of venture businesses. Actoz's capital stock as of December 31, 2004 amounts to W4,457,250 thousand. Actoz's shares have been registered on the Korea Securities Dealers Automated Quotation (KOSDAQ) market since August 14, 2001.

2.    Summary of Significant Accounting Policies

      a.    Basis of Presentation of Financial Statements

            Actoz maintains its official accounting records in Korean won and prepares financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea including the statements of Korean financial accounting standards No. 1 through No. 13. Certain accounting principles applied by Actoz that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

            Certain information attached to the Korean language financial statements, but not required for a fair presentation of Actoz's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

            The accounts of Onlineworks Co., Ltd., a wholly owned subsidiary, were not consolidated into the accounts of Actoz as allowed under Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea. The investment in the subsidiary was accounted under the equity method (see note 5)

      b.    Cash and Cash Equivalents

            Actoz records in cash and cash equivalents account, currencies, currency substituting securities such as third party issued checks, current deposits, ordinary deposits, and marketable securities and short-term financial instruments which maturities or repayments are due within three months when acquired and easily convertible into cash without incurring material transaction costs and which have no material risks of the value changes due to the change of interest rates.

      c.    Financial Instruments

            Short-term financial instruments are time deposits and installment deposits of financial institutes which are held for the purpose of short-term operations of the funds and which maturities are due within one year. Long-term financial instruments are financial instruments not classified as current assets.

      d.    Allowance for Doubtful Accounts

            Actoz provides an allowance for doubtful accounts to cover estimated losses on receivables, based on collection experience and analysis of the collectibility of individual outstanding receivables.

      e.    Marketable Securities

            Marketable securities bought and held for the purpose of selling them in the near term are classified as short-term trading securities and debt securities which repayment amounts are fixed or can be fixed and which Actoz has the intent and ability to hold to maturity are classified as held-to-maturity securities and marketable securities not classified as either short-term trading securities or held-to-maturity securities are classified as available- for- sale securities.

            Marketable securities are initially carried at cost, using the moving average method. The following paragraphs describe the subsequent accounting for securities by the type of security.

            Held-to-maturity securities are carried at cost, adjusted for the amortization or accretion of premiums or discounts. Short-term trading securities and available- for-sale securities are reported at fair value. Available-for-sale equity securities that do not have readily determinable market or fair values are reported at cost.

            Unrealized gains or losses arising from the differences between the fair value and the acquisition cost are recorded in current operations for short-term trading securities, and are reported as a capital adjustment in shareholders' equity for available-for-sale securities which accumulated amounts in shareholders' equity are reflected in current operations when disposing the securities or recognizing impairment losses.

            When estimated recoverable values from marketable securities are less than acquisition costs of equity securities or debt securities adjusted for the amortization or accretion of premiums or discounts, impairment losses are recorded in current operation Subsequent recoveries are also recorded in current operations up to the original cost of the securities.

      f.    Investment Securities Valued Using the Equity Method of Accounting

            Investments in equity securities of companies, over which Actoz exercises significant influence, are reported using the equity method of accounting. Under the equity method of accounting, Actoz records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

            Differences between the purchase cost and Actoz's proportionate equity in net asset value of the investee are amortized over five years using the straight-line method. Unrealized profits arising from sales by Actoz to equity-method investees are fully eliminated. Actoz's proportionate unrealized profits arising from sales by equity-method investees to Actoz or transactions between equity-method investees are also eliminated.

            For overseas affiliates whose financial statements are prepared in foreign currency, assets and liabilities are translated at the exchange rate on the balance sheet date, shareholders' equity is translated at the historical exchange rate, and statement of income items are recorded at the weighted average exchange rate of the reporting period. Net translation adjustments are recorded as a component of shareholders' equity.

      g.    Property and Equipment

            Property and equipment are stated at acquisition cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditure for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the declining balance method over the following useful lives:

      Description                          Useful lives (years)
-----------------------                    --------------------
Machinery and equipment                             4
Furniture and fixtures                              4
Vehicles                                            4

            Depreciation expenses on the long-term idle facilities are recorded in other expenses. When the recoverable amount is significantly less than the carrying value of property and equipment due to obsolescence, physical damage, decline in market value or other causes, an impairment loss in the amount of the difference between the recoverable amount and the carrying value is recorded in the current operations with the carrying amount of the asset adjusted reflecting the impairment.

      h.    Intangible Assets

            Development costs for development of new products that satisfy certain specific conditions and future economic benefits related to such costs can be reliably determined, are capitalized and amortized over a five year period beginning in the year the related products are first saleable or usable. When the recoverable amount is significantly less than the carrying value of development costs due to the uncertainty of their future economic benefits, an impairment loss in the amount of the difference between the recoverable amount and the carrying value is recorded in the current operations with the carrying amount of the asset adjusted reflecting the impairment.

            Other intangible assets, including industrial property rights, are stated at cost and amortized on a straight-line basis over a five year period.

      i.    Deferred Income Taxes

            Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

      j.    Severance Indemnity

            In accordance with Actoz's policy, all employees with more than one year of service with Actoz are entitled to severance indemnity. Actoz pays severance indemnity on a yearly basis.

      k.    Foreign Currency Transactions and Translation

            Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the

            Base Rates announced by Seoul Money Brokerage Services Limited on the balance sheet date. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.

      l.    Revenue Recognition

            Service revenue is recognized by reference to the stage of completion of the transaction at the balance sheet date. The percentage of completion method for the service revenue can be employed when the following conditions are met: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits will flow to Actoz; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transactions can be measured reliably. Revenues for up-front license fees are recognized if such up-front license fees are non-refundable and Actoz does not have any obligation to provide further services after the cash has been received. For sales of merchandises and finished goods, revenue is recognized based on the delivery of goods for domestic sales and on the shipping dates for export.

      m.    Contingent Liabilities

            Contingent losses are recorded in liabilities if it is certain that net assets have decreased as of the balance sheet date and the loss amount can be reasonably estimated.

      n.    Reclassification of Certain Accounts

            Certain amounts in 2003 financial statements have been reclassified to conform with the 2004 financial statement presentation. These reclassifications did not have an effect on the financial position of Actoz as of December 31, 2003, or the results of its operations for the year then ended.

3.    Cash and Cash Equivalents and Short-term Financial Instruments

      Details of cash and cash equivalents and short-term financial instruments as of December 31, 2004 and 2003 are as follows:

                                                                  Thousands of Korean won
                                                                  -----------------------
                                                    Annual
                                                   interest
                                                    rate(%)            2004                    2003
                                                   --------        -------------         ----------------
<Cash and cash equivalents>
Cash                                                    -                      -                        -
Ordinary deposit                                      1.0          W     101,141         W     20,285,900
Money Market Deposit Account("MMDA")                  4.0                      -                  272,055
Cash Management Account("CMA")                        4.2                709,307                        -
                                                                   -------------         ----------------
                    Total                                          W     810,448         W     20,557,955
                                                                   =============         ================
<Short-term financial instruments>
Time deposits                                       3.8-4.2        W  16,500,000         W     20,000,000
                                                                   -------------         ----------------
                    Total                                          W  16,500,000         W     20,000,000
                                                                   =============         ================

4.    Marketable Securities

      Marketable securities of Actoz at December 31, 2004 and 2003 are classified as available-for-sale securities according to its purpose of acquisition and intent of holding and consist of the following:

<2004>

                                                         Thousands of Korean won
                                              --------------------------------------------
                                Ownership     Acquisition     Fair value or
        Investee                percentage       cost        net asset value    Book value
-----------------------------   ----------    -----------    ---------------    ----------
<Equity securities>
Joyspell Co., Ltd.                 5.08%      W   206,023    W        33,258    W  206,023

<Debt securities>
Vivabox Co., Ltd.-convertible
debenture(1st series
non-guaranteed privately
placed)                               -           150,000            150,000       150,000
                                              -----------    ---------------    ----------
         Total                                W   356,023    W       183,258    W  356,023
                                              ===========    ===============    ==========

<2003>

                                                          Thousands of Korean won
                                              --------------------------------------------
                                                               Fair value
                                Ownership     Acquisition     or net asset
          Investee              percentage       cost             value         Book value
-----------------------------   ----------    -----------    ---------------    ----------
<Debt securities>
Vivabox Co., Ltd.-convertible
debenture(1st series
non-guaranteed privately
placed)                             -         W   150,000    W       150,000    W  150,000
                                              -----------    ---------------    ----------
             Total                            W   150,000    W       150,000    W  150,000
                                              ===========    ===============    ==========

5.    Investment Securities

      Investment securities stated by the equity method of accounting at December 31, 2004 and 2003 are as follows:

      (1)   Detail of investment securities

                                                                             Thousands of Korean won
                                                         ------------------------------------------------------------
                                                                                                  Book value
                           No. of       Percentage of    Acquisition                     ----------------------------
     Investee              shares         ownership         cost       Net Asset value      2004            2003
-----------------------    -------      -------------    -----------   ---------------   ------------    ------------
Wemade Entertainment
Co., Ltd.                   56,000          40.0%        W   280,000   W    12,040,002   W 12,043,171    W 10,378,114
Anipark Co., Ltd.          900,000          24.8%            563,850           989,244        989,244         859,244
Actoznet Co., Ltd.          65,000         100.0%            750,000                 -              -         631,536
Onlineworks Co., Ltd.       60,000         100.0%            300,000         1,430,972      1,437,841         364,714
Beijing Oriental
Interactive Science and
Technology Development
Co., Ltd.                        -          50.0%          2,201,150         1,107,401      1,107,401               -
                                                         -----------   ---------------   ------------    ------------
           Total                                         W 4,095,000   W    15,567,619   W 15,577,657    W 12,233,608
                                                         ===========   ===============   ============    ============

      In 2004, Actoz disposed of all the shares(65,000 shares) of equity investments in Actoznet Co., Ltd. and W21,855 thousand of gain on disposal was recognized in 2004.

      In 2004, Actoz invested W2,201,150 thousand to establish a joint venture company in China, Beijing Oriental Interactive Science and Technology Development Co., Ltd. which is a limited company not issuing capital stocks.

      (2)   Detail of valuation by the equity method in 2004

                                                              Thousands of Korean won
                          ---------------------------------------------------------------------------------------
                                           Capital                                     Other
                            Beginning    adjustments       Earnings                   increase        Balance at
        Investee             balance     of valuation     (loss) P/L      Disposal   (decrease)      end of 2004
-----------------------   ------------   ------------     -----------    ---------   -----------     ------------
Wemade Entertainment
Co., Ltd.                 W 10,378,114   W     13,611     W 4,051,446            -   (W2,400,000)    W 12,043,171

Anipark Co., Ltd.              859,244        331,380         173,104            -      (374,484)         989,244
Actoznet Co., Ltd.             631,536              -          (3,391)    (628,145)            -                -
Onlineworks Co., Ltd.          364,714        407,663         665,464            -             -        1,437,841
Beijing Oriental
Interactive Science and
Technology Development
Co., Ltd.                    2,201,150       (234,631)       (859,118)           -             -        1,107,401
                          ------------   ------------     -----------    ---------   -----------     ------------
             Total        W 14,434,758   W    518,023     W 4,027,505    (W628,145)  (W2,774,484)    W 15,577,657
                          ============   ============     ===========    =========   ===========     ============

      For Wemade Entertainment Co., Ltd. other decrease was a result of dividends receipts.

      For Anipark Co., Ltd., a valuation gain was recorded as capital adjustments for the change in the equity interest arising from the capital increases. Other decrease of W374,484 thousand is a loss on prior period adjustments. The amount of net income effect is W271,500 thousand after deducting related deferred income tax of W102,984 thousand.

      For Onlineworks Co., Ltd.("Onlineworks"), a valuation gain was recorded as capital adjustments for Actoz's proportionate share of the changes arising from application of the equity method of accounting by Onlineworks to its equity securities.

      For Beijing Oriental Interactive Science and Technology Development Co., Ltd., a foreign currency translation loss was recorded as capital adjustments.

6.    Property and Equipment

      Property and equipment as of December 31, 2004 and 2003 are as follows:

                                                      Thousands of Korean won
                                                   -----------------------------
                                                       2004              2003
                                                       ----              ----
Land                                               W  4,733,497     W          -
Machinery                                             2,316,528        2,189,876
Furniture and fixture                                 1,193,200        1,213,291
Vehicles                                                 31,349           31,349
                                                   ------------     ------------
Total acquisition cost                                8,274,574        3,434,516
Less accumulated depreciation                        (2,898,701)      (2,323,777)
                                                   ------------     ------------
Property and equipment, net                        W  5,375,873     W  1,110,739
                                                   ============     ============

7.    Intangible Assets

      Details of development cost and other intangible assets for the years ended December 31, 2004 and 2003 are as follows:

<2004>

                                                              Thousands of Korean won
                               ----------------------------------------------------------------------------------------
                                                            Industrial
    Description                Development cost            property right               Others               Total
--------------------           ----------------            --------------             -----------        --------------
Beginning balance              W      3,431,757            W        4,664             W   399,927        W    3,836,348
Increase in the year                  2,363,241                     2,465                 145,547             2,511,253
Amortization                           (383,108)                   (1,855)               (155,210)             (540,173)
Other decrease                       (1,482,083)                        -                       -            (1,482,083)*
                               ----------------            --------------             -----------        --------------

Ending balance                 W      3,929,807            W        5,274             W   390,264        W    4,325,345
                               ================            ==============             ===========        ==============

   * W1,482,083 thousand of impairment loss for development costs was recognized in 2004. Such impairment loss relate development costs for games that were determined to be unsuccessful in 2004.

<2003>

                                                              Thousands of Korean won
                               ----------------------------------------------------------------------------------------
                                                            Industrial
    Description                Development cost            property right               Others               Total
--------------------           ----------------            --------------             -----------        --------------
Beginning balance              W      1,499,704            W        2,200             W   334,191        W    1,836,095
Increase in the year                  2,655,354                     3,853                 185,515             2,844,722
Amortization                           (411,907)                   (1,389)               (119,779)             (533,075)
Other decreases                        (311,394)                        -                       -              (311,394)*
                               ----------------            --------------             -----------        --------------

Ending balance                 W      3,431,757            W        4,664             W   399,927        W    3,836,348
                               ================            ==============             ===========        ==============

   * Other decreases in development costs consist of W195,931 thousand of transfer to manufacturing costs and W115,463 thousand of impairment losses recognized in 2003.

8.    Transactions with Related Parties

      Major transactions and account balances with related parties as of and for the years ended December 31, 2004 and 2003 are as follows:

  <2004>

                                                           Thousands of Korean won
                            --------------------------------------------------------------------------------------
                                             Cost of    Royalty fees      Commission      Related        Related
         Company               Sales          sales         paid             paid      receivables       payables
----------------------      -----------      -------    ------------      ----------   -----------      ----------
Wemade Entertainment        W 1,910,150      W89,384    W 20,286,948               -   W   403,363      W5,490,491
Co., Ltd.
Anipark Co., Ltd.           W   109,300            -    W  2,402,886               -   W     1,980      W  651,909
Onlineworks Co., Ltd.                 -            -               -      W  108,561             -               -
Actozinworld Co., Ltd.                -            -               -      W  317,582             -               -
                            -----------      -------    ------------      ----------   -----------      ----------
         Total              W 2,019,450      W89,384    W 22,689,834      W  426,143   W   405,343      W6,142,400
                            ===========      =======    ============      ==========   ===========      ==========

  <2003>

                                                            Thousands of Korean won
                                ---------------------------------------------------------------------------------
                                                        Transfer of
                                                         investment
                                           Cost of        equity      Royalty fees    Commission        Related
        Company                 Sales       sales        securities        paid           Paid          payables
-------------------------       -----      -------      -----------   ------------    ----------      -----------
Wemade Entertainment Co.,           -            -                -   W 27,185,501             -      W25,516,576
Ltd.
Actoznet Co., Ltd.                  -            -                -              -    W   18,375      W       128
Anipark Co., Ltd.                   -            -                -   W  2,187,095             -      W 1,119,182
Onlineworks Co., Ltd.               -            -      W   100,000              -    W  141,631                -
Actozinworld Co., Ltd.              -            -                -              -    W  825,129      W   477,850
                                -----      -------      -----------   ------------    ----------      -----------
          Total                     -            -      W   100,000   W 29,372,596    W  985,135      W27,113,736
                                =====      =======      ===========   ============    ==========      ===========

      Short-term housing loan to shareholders, officers and employees at December 31, 2004 and 2003 amounted to W363,930 thousand and W444,322 thousand, respectively, and the related interest income recognized in 2004 and 2003 amounted to W46,256 thousand and 34,633 thousand, respectively.

      There is no collateral or guarantee provided by Actoz or received from the related parties as of December 31, 2004.

9.    Insurance

      As of December 31, 2004 Actoz has fire insurance for its machinery with Samsung Fire Insurance Co., Ltd. with the coverage amount totaling
W2,316,528 thousand.

      In addition, Actoz's vehicles are insured for comprehensive coverage.

10.   Assets and Liabilities Denominated in Foreign Currencies

      Details of assets and liabilities denominated in foreign currencies before deducting allowance for doubtful accounts as of December 31, 2004 and 2003 are as follows:

                                         (In U.S. dollars, JPY, EUR, GBP and thousands of Korean won)
                                        Foreign currency                          Korean won equivalent
         Account                  2004                   2003                 2004                   2003
-------------------------    --------------         --------------         -----------           ------------
Assets:
Cash and cash equivalents    USD          -         USD 16,908,952         W         -           W 20,253,543

Accounts receivable          USD  7,482,139         USD  6,517,344           7,809,856              7,806,474
                             JPY 18,802,658         JPY          -             190,296                      -
                             EUR      5,322         EUR     17,799               7,573                 26,744
                             GBP      1,545         GBP          -               3,104                      -
                                                                           -----------           ------------
                                                                           W 8,010,829           W 28,086,761
                                                                           ===========           ============
Liabilities:
Accrued expenses             USD  4,250,217         USD 21,137,932         W 4,436,377           W 25,319,015
                             EUR      3,725         EUR     12,459               5,301                 18,721
                             JPY  1,521,063         JPY          -              15,394                      -
                                                                           -----------           ------------
                                                                           W 4,457,072           W 25,337,736
                                                                           ===========           ============

11.   Capital Stock

      Capital stock of Actoz as of December 31, 2004 and 2003 is as follows;

                                     2004            2003
                                  -----------    -----------
   Number of shares authorized     50,000,000     50,000,000
Number of shares issued:
   Common stock                     8,914,500      8,914,500
Par value                         W       500    W       500

      There was no change in capital stock or capital surplus in 2004 and the changes in the capital in 2003 are summarized as follows:

(Thousands of Korean won)

                                                                     Stock issuance    Paid-in capital in
     Date                Description             Common stock             cost            excess of par
-------------        -------------------         ------------        --------------    -------------------
Jan. 1, 2003          Beginning balance          W 2,971,500                           W  20,664,738

Nov. 12, 2003         Issuance of free             1,485,750            9,802 *           (1,495,552)
                      share out of capital
                      surplus

Dec. 31, 2003         Ending balance             W 4,457,250                           W  19,169,186

* W9,802 thousand of stock issuance costs was offset against paid-in capital in excess of par.

12.   Retained Earnings

      (1)   Reserve for business rationalization

            Until end of 2002, in accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax deductions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization might not be utilized for cash dividends, but might be used to offset a future deficit, if any, or might be transferred to capital stock. However, in December 2002, this law was revised and the clauses relevant to the above reserve was rescinded. Accordingly, at December 31, 2004 a reserve of W170,000 thousand for business rationalization was transferred to voluntary reserve.

      (2)   Other reserve

            Reserve for technology development was appropriated in accordance with the relevant tax laws, and may be transferred to voluntary reserve and be utilized for dividends. Reserve for technology development as of December 31, 2004 is W16,667 thousand.

13.   Capital Adjustments

      Capital adjustments at December 31, 2004 and 2003 consist of the following:

                                                            Thousands of Korean won
                                                          ---------------------------
                                                             2004            2003
                                                          ----------       ---------
Treasury stock                                             (W 10,848)      (W 10,848)
Capital adjustments of investment securities, net            891,282         373,260
                                                           ---------       ---------
                                                            W880,434        W362,412
                                                           =========       =========

      Actoz has 480 shares of treasury stock (common stock) as of December 31, 2004 and 2003 purchased in the process of issuing additional shares in 2003 and plans to resell the stock.

14.   Selling and Administrative Expenses

      Selling and administrative expenses in 2004 and 2003 consist of the following:

                                                                Thousands of Korean won
                                                        ---------------------------------------
                                                           2004                         2003
                                                        ----------                   ----------
Salaries and wages                                      W2,399,194                   W2,402,048
Severance benefits                                         184,943                      163,110
Employee benefits                                          281,826                      258,769
Travel                                                     230,920                      211,104
Entertainment                                               82,051                       75,975
Communications                                              33,417                       54,363
Utilities                                                   49,762                       41,203
Taxes and dues                                              42,957                       37,344
Depreciation                                               390,465                      512,355
Rent                                                       169,931                      161,430
Repairs                                                     22,923                        9,961
Vehicles                                                    14,364                       12,209
Books and printing                                           5,936                       12,293
Supplies                                                     9,200                       20,838
Education and training                                       4,549                       68,453
Bad debt                                                   505,687                       64,144
Commissions                                              2,402,412                    2,164,572
Advertising                                                525,755                    1,879,826
Insurance                                                      545                          741
Amortization                                               540,173                      533,075
Others                                                       7,060                        4,222
                                                        ----------                   ----------
   Total                                                W7,904,070                   W8,688,035
                                                        ==========                   ==========

15.   Income Taxes

      (1) Components of income tax expense for the year ended December 31, 2004 are as follows;

                             Thousands of Korean won
                             -----------------------
               Description                                      2004
-----------------------------------------------           ----------------
Current                                                    W    3,120,776
Deferred:
   Change in cumulative temporary differences                     125,313
   Change in tax credit carryforwards                            (553,239)
                                                           --------------
Income tax expense                                         W    2,692,850
                                                           ==============

Effective tax rates                                                 24.90%

      (2) Reconciliations of accounting income and taxable income for the year ended December 31, 2004 are as follows;

                                                                     Thousands of Korean won
                                                       --------------------------------------------------
                                                       Temporary differences        Permanent differences
                                                       ---------------------        ---------------------
Additions:

 Accrued income recorded in prior year                     W     92,676
 Allowance for doubtful accounts                                664,394
 Bad debt                                                        71,935
 Development cost                                             1,160,403                 W     68,536
 Reserve for technology development                              16,667
 Investment securities                                        1,196,992
 Entertainment expense in excess of limit                                                     18,076
 Income tax expense                                                                        2,561,577
 Contribution                                                                                 55,000
 Investment securities                                                                       783,646
    Gain from revaluation of investment securities                                           486,872
                                                           ------------                 ------------
                       Total                               W  3,203,067                 W  3,973,707
                                                           ============                 ============

 Deductions:

 Accrued income in current year                            W     91,608
 Allowance for doubtful accounts                                222,793
 Depreciation                                                   122,302
 Investment securities                                        3,092,387
 Development cost                                               217,386                 W     43,272
 Income tax refunds                                                                          180,425
                                                           ------------                 ------------
 Total                                                     W  3,746,476                 W    223,697
                                                           ============                 ============

      (3) Changes in temporary differences during the year ended December 31, 2004 and deferred tax assets as of December 31, 2004 are as follows;

                                                              Thousands of Korean won
                                                              -----------------------
                Description                    January 1, 2004       Increase           Decrease         December 31, 2004
--------------------------------------------   ---------------     -------------       -----------       -----------------
Depreciation                                    W     122,302                 -         W  122,302                     -
Allowance for doubtful accounts                       222,793           664,394            222,793               664,394
Bad debt                                                    -            71,935                  -                71,935
Development cost                                      540,797         1,160,403            217,386             1,483,814
Available-for-sale securities                         200,000                 -                  -               200,000
Accrued income                                        (92,676)          (91,608)           (92,676)              (91,608)
Investment securities                              (9,556,112)       (1,895,395)                 -           (11,451,507)
Reserve for technology development                    (16,667)                -            (16,667)                    -
                                                -------------       -----------         ----------          ------------
                 Sub-total                         (8,579,563)          (90,271)           453,138            (9,122,972)
                                                =============       ===========         ==========          ============
Deferred taxes from tax credit carryforwards                                                                   3,030,399
                                                                                                            ------------
Tax effect of temporary differences:                                                                          (2,508,817)
                                                                                                            ============
DEFERRED INCOME TAXES, NET                                                                                  W    521,582
                                                                                                            ============

      The future income tax rate of 27.5% has been used in computing deferred income taxes.

      The beginning balances are based on the previous year's tax return and the difference in amount between the tax return and audited financial report of the previous year was recorded as income tax refunds in current year.

16.   Income Per Share

      Net income per share amounts for the years ended December 31, 2004 and 2003 are as follows:

      (1)   Basic income per share

                                                          Korean won(in thousands except for income per share)
                                                          ----------------------------------------------------
                                                                     2004                     2003
                                                                 ------------             ------------
Net income                                                       W  8,119,663             W 11,867,987
Extraordinary gains                                                         -                        -
Extraordinary losses                                                        -                        -
Income taxes relating to extraordinary items                                -                        -
                                                                 ------------             ------------
Ordinary income                                                     8,119,663               11,867,987
Weighted average number of shares outstanding                       8,914,020                8,914,436
                                                                 ------------             ------------
Ordinary income per share in Korean won                          W        911             W      1,331
                                                                 ============             ============
Net income per share in Korean won                               W        911             W      1,331
                                                                 ============             ============

      (2)   Weighted average number of shares outstanding

<2004>

                                                    Numbers                     Weighted number of
                                                   of shares        Days              shares
                                                   ---------        ----       ---------------------
Beginning balance                                  8,914,500
Treasury stock                                          (480)
                                                                                    -------------
Total                                              8,914,020         366            3,262,531,320
                                                                                             /366
                                                                                    -------------
Weighted average number of shares                                                       8,914,020
                                                                                    =============

<2003>

                                                   Numbers                     Weighted number of
                                                  of shares        Days              shares
                                                 ----------        ----       ---------------------
Beginning balance                                5,943,000
Issuance of common stock                         2,971,500
Treasury stock                                        (480)
                                                                                  -------------
Total                                            8,914,020          365           3,253,768,980
                                                                                           /365
                                                                                  -------------
Weighted average number of shares                                                     8,914,436
                                                                                  =============

      Diluted income per share is the same as the basic income per share amounts as Actoz does not have any securities to be convertible to common stocks such as convertible bonds or preferred stocks as of December 31, 2004.

17.   Value Added Information

      Details of value added information for the years ended December 31, 2004 and 2003 are as follows:

<2004>

                                                                 Thousands of Korean won
                                                                 -----------------------
                                                             Selling and         Development cost
                                                            administrative      and its impairment
                                       Cost of sales           expense                 loss             Total
                                       -------------       ---------------      -------------------  ------------
Salaries                                W 267,287          W  2,399,194             W 1,366,085      W  4,032,566
 Provision for retirement                  10,456               184,943                  89,179           284,578
  and severance benefits
Other benefits for employees               33,037               281,826                 171,236           486,099
Rent                                       15,530               169,930                  96,045           281,505
Depreciation                               42,970               390,465                 237,545           670,980
Taxes and dues                                  -                42,957                       -            42,957
                                        ---------           -----------            ------------      ------------
              Total                     W 369,280           W 3,469,315            W  1,960,090      W  5,798,685
                                        =========           ===========            ============      ============

<2003>

                                                                 Thousands of Korean won
                                                                 -----------------------
                                                             Selling and         Development cost
                                                            administrative      and its impairment
                                       Cost of sales           expense                 loss                Total
                                       -------------       ----------------     -------------------    -------------
Salaries                                 W  609,801          W   2,402,048          W  1,394,847       W   4,406,696
Provision for retirement                     52,286                163,110                98,376             313,772
 and severance benefits
Other benefits for employees                 60,420                258,769               151,210             470,399
Rent                                         38,171                161,430                97,867             297,468
Depreciation                                125,758                512,355               304,918             943,031
Taxes and dues                                    -                 37,344                     -              37,344
                                         ----------           ------------          ------------       -------------
Total                                    W  886,436           W  3,535,056          W  2,047,218       W   6,468,710
                                         ==========           ============          ============       =============

18.   Employees' Benefits and Contribution to Society

      Actoz provides various employee benefits such as a national pension, a medical insurance, workmen's accident compensation and a paid vacation. Actoz paid W486,099 thousand for such employee benefits in 2004.

      Actoz contributed W55,000 thousand to the Korea Game Industry Association in 2004.

19.   Supplementary Cash Flow Information

      Major transactions not involving the inflow or outflow of cash for the years ended December 31, 2004 and 2003 are as follows:

                                                                  Thousands of Korean won
                                                           --------------------------------------
                   Description                             2004                         2003
-------------------------------------------------          ----                   ---------------
Transfer of paid-in capital in excess of par into
capital stock                                                 -                   W     1,485,750

20.   Commitments and Contingencies

      As of December 31, 2004, the Company was a party to two legal proceedings. The first legal proceeding, which is pending before an arbitration tribunal under the International Chamber of Commerce in Singapore, relates to a contractual dispute with respect to the online game named the Legend of Mir II. Shanghai Shanda Internet Development Co. Ltd., or Shanghai Shanda, initiated the arbitration in July 2003 against the Company and Wemade Entertainment Co., Ltd., or Wemade, the co-licensor of The Legend of Mir II. Shanghai Shanda and the Company settled the dispute in August 2003 and requested discontinuation of the arbitration. Wemade, however, has objected to this settlement and request for discontinuation, and has filed counterclaims against Shanghai Shanda and cross-claims against the Company. The second legal proceeding, which is pending before the First Intermediate People's Court of Beijing, relates to an alleged copyright infringement by Shanghai Shanda. Wemade initiated the suite in October 2003 and Actoz joined the suit in April 2004. Neither of these two legal proceedings have been resolved and their final outcomes cannot be predicted.

21.   Subsequent Events

      In February 2005, Shanda Interactive Entertainment Limited, or Shanda, purchased an approximately 29% stake in Actoz from certain shareholders of Actoz. Completion of this purchase followed Shanda's purchase of an amount of Actoz shares on the KOSDAQ market equal to approximately 9% of Actoz's issued and outstanding shares.

22.   Interim Period Information

      Interim financial informations of Actoz for the final(4th) quarter of 2004 and 2003 are summarized as follows:

                                               Korean won(in thousands
                                            except for income per share)
                                    --------------------------------------------
                                       2004                             2003
                                    ----------                     -------------
Sales                               W8,979,541                     W   7,181,201
Gross profit(loss)                   3,330,104                          (775,806)
Operating income(loss)               1,730,552                        (3,414,671)
Quarterly net income                 1,745,411                         3,756,091
Quarterly net income per
share in Korean won                 W      196                     W         421

23.   Economic Environment

      In response to the overall unstable economic situations, the Korean government and the private sector have been implementing structural reforms to historical business practices. Actoz may be either directly or indirectly affected by these economic situations and structural reforms.

      The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of Actoz. Actual results may differ materially from management's current assessment.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

  INTRODUCTION TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

      The following unaudited pro forma consolidated statement of operations gives effect to the acquisition by Shanda Interactive Entertainment Limited, or Shanda, of Actoz Soft Co., Ltd., or Actoz, in a transaction to be accounted for using the equity method of accounting. The unaudited pro forma consolidated statement of operations is based on the historical consolidated statement of operations of Shanda and its subsidiaries and the historical consolidated statements of operations of Actoz.

      The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 presents the results of Shanda and its subsidiaries as if (i) Shanda had obtained a RMB366 million loan on January 1, 2004 to finance a portion of the purchase price in order to complete the acquisition on such date, and (ii) the acquisition of approximately 38% of Actoz had occurred on January 1, 2004.

      The unaudited pro forma consolidated statement of operations should be read in conjunction with the notes included herein as well as Shanda's historical consolidated financial statements, the notes included therein, and "Management's Discussion and Analysis of Financial Consolidated and Results of Operations" included in our annual report on Form 20-F (File No. 000-50705) that was filed with the U.S. Securities and Exchange Commission on May 31, 2005, and other financial information included in such annual report on Form 20-F.

      The information set out below does not form part of the audited financial statements and is included here for reference purpose only.
PricewaterhouseCoopers Zhang Tian Certified Public Accountants Ltd. Co. express no opinion or any other form of assurance on the following information.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                        ACTUAL                 PRO FORMA                        PRO FORMA
                                                  FOR THE YEAR ENDED          ADJUSTMENTS                  FOR THE YEAR ENDED
                                                  DECEMBER 31, 2004              NOTE                       DECEMBER 31, 2004
                                                  ------------------          -----------             -----------------------------
                                                         RMB                     RMB                      RMB               US$
                                                      (AUDITED)               (UNAUDITED)             (UNAUDITED)       (UNAUDITED)
Net revenues
   MMORPG                                                    994,664                                     994,664           120,179
   Casual game                                               214,513                                     214,513            25,918
   Others                                                     89,548                                      89,548            10,820
                                                  ------------------                                  ----------        ----------
Total net revenues                                         1,298,725                                   1,298,725           156,917
                                                  ------------------                                  ----------        ----------

Cost of services
   Ongoing licensing fees for online games                  (249,289)                                   (249,289)          (30,120)
   Amortization of upfront licensing fees                    (27,241)                                    (27,241)           (3,291)
   Server leasing and maintenance fees                       (79,918)                                    (79,918)           (9,656)
   Salary and benefits                                       (23,802)                                    (23,802)           (2,876)
   Depreciation of property, equipment and
      software                                               (28,403)                                    (28,403)           (3,432)
   Others                                                    (62,531)                                    (62,531)           (7,555)
                                                  ------------------                                  ----------        ----------
Total cost of services                                      (471,184)                                   (471,184)          (56,930)
                                                  ------------------                                  ----------        ----------

Gross profit                                                 827,541                                     827,541            99,987

Operating expenses
   Product development                                       (70,829)                                    (70,829)           (8,558)
   Sales and marketing                                       (91,083)                                    (91,083)          (11,005)
   General and administrative                               (130,655)                                   (130,655)          (15,786)
   Share-based compensation                                  (24,012)                                    (24,012)           (2,901)
                                                  ------------------                                  ----------        ----------
Total operating expenses                                    (316,579)                                   (316,579)          (38,250)
                                                  ------------------                                  ----------        ----------

Income from operations                                       510,962                                     510,962            61,737

Interest income                                               19,677               (7,890) (a)            11,787             1,424
Amortization of convertible debt issuance cost                (3,524)                                    (3,524)             (426)
Investment income                                             43,494                                      43,494             5,255
Other income                                                  83,656                                      83,656            10,108
Interest expense                                                   -               (3,334) (a)            (3,334)             (403)
                                                  ------------------          -----------             ----------        ----------
Income before income tax expenses, equity
   in loss of affiliated companies and
   minority interests                                        654,265              (11,224)               643,041            77,695

Income tax expenses                                          (38,941)                                    (38,941)           (4,705)
Equity in loss of affiliated companies                        (4,180)             (30,433) (b), (c)      (34,613)           (4,182)
Minority interests                                            (1,661)                                     (1,661)             (201)
                                                  ------------------          -----------             ----------        ----------
Net income                                                   609,483              (41,657)               567,826            68,607
                                                  ==================          ===========             ==========        ==========

Income attributable to Series A and Series
   A-1 preferred shareholders                                (82,479)                                    (79,059)           (9,552)
                                                  ------------------          ===========             ----------        ----------
Net income attributable to ordinary
   shareholders                                              527,004              (41,657)               488,767            59,055
                                                  ==================          ===========             ==========        ==========

Earnings per share:
   Basic                                                        4.32                                        4.00              0.48
   Diluted                                                      4.05                                        3.75              0.45

Earnings per ADS:
   Basic                                                        8.64                                        8.00              0.96
   Diluted                                                      8.10                                        7.50              0.90

          See accompanying notes this Unaudited Pro Forma Consolidated
                            Statement of Operations.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

      NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

1.    BASIS OF PRO FORMA PRESENTATION

      In November 2004, Shanda entered into a sale and purchase agreement with certain shareholders of Actoz, a Korean developer, operator and publisher of online games listed on the Korean KOSDAQ Market, to acquire approximately 29% of the outstanding shares of Actoz for approximately US$91.7 million (RMB759 million). This acquisition was completed on February 2, 2005.

      In December 2004 while this acquisition was pending, Shanda purchased approximately 9% of the outstanding shares of Actoz for approximately US$14.4 million (RMB119 million) in the open market. Until the completion of the additional acquisition in February 2005, Shanda was not able to exercise significant influence over the operations of Actoz and, accordingly, the investment was reported in Shanda's financial statements as marketable securities and carried at the fair market value of such securities. Reported in this manner, the 9% holding in Actoz experienced an unrealized depreciation of approximately RMB9.1 million for the fiscal year ended December 31, 2004, recorded as a component of other comprehensive income under shareholders' equity.

      Upon completion of the acquisition on February 2, 2005, Shanda and its subsidiaries obtained significant influence over Actoz's operations. As a result, in reports presented since that date, including with respect to certain periods prior to February 2, 2005, Shanda's investment in Actoz is accounted for using the equity method of accounting. This unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the transaction as if the acquisition of the combined approximate 38% stake in Actoz occurred on January 1, 2004.

      The unaudited consolidated balance sheet as of March 31, 2005 includes and reflects the actual impact of the Actoz acquisition. The unaudited pro forma consolidated statement of operations for the three-month period ended March 31, 2005 is not included in this report on Form 6-K. In addition, Shanda's results of operations for the first three-month period ended March 31, 2005 reflect the impact of the acquisition of approximately 9% of Actoz for the entire period and the acquisition of approximately 29% of Actoz from February 2, 2005. The pro forma adjustments to give effect to the aggregate Actoz acquisition as if it occurred on January 1, 2005 would not result in a material impact on Shanda's financial results for the first quarter ended March 31, 2005.

2.    PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF ACTOZ

      The pro forma adjustments related to the acquisition included in the unaudited pro forma consolidated statement of operations are as follows:

      (a): Pro forma adjustments for assumed interest expense and foregone interest income.

            The unaudited pro forma consolidated statement of operations assumes that the acquisition was effected on January 1, 2004. As of January 1, 2004, Shanda did not have sufficient cash to effect the transaction since cash and cash equivalents of Shanda as of January 1, 2004 totaled approximately RMB599 million, and Shanda estimated that it needed to maintain approximately RMB87 million of cash for working capital purposes. Under these conditions, Shanda would have had only RMB512 million of cash or cash equivalents as of January 1, 2004 available for the acquisition of Actoz, and Shanda would have had to borrow RMB366 million from third parties to complete the acquisition at that time. In May 2004, Shanda completed an initial public offering, or an IPO, of American Depository Shares, or ADSs. The proceeds from the IPO, amounting to approximately RMB896 million, were received in May 2004. Upon completion of the IPO, the notional loan of RMB366 million to finance Shanda's acquisition of Actoz is assumed have been paid off for purposes of this pro forma presentation. The interest rate under this notional loan is deemed to be 2.5% per annum, which is the London Interbank Offering Rate, plus an assumed borrowing rate for Shanda, as of January 1, 2004, of 1.5%.

            In addition to this borrowing rate, had Shanda completed the acquisition of Actoz on January 1, 2004, Shanda would have foregone certain interest income earned from its excess cash based on an interest rate of 1.8% per annum, which was the average rate of returns on Shanda's surplus cash for the year ended December 31, 2004.

            Pro forma adjustments of RMB7.89 million and RMB3.33 million have been recognized in this pro forma presentation in order to reflect the interest expense that would have been incurred and the interest income that would have been forgone during the year ended December 31, 2004 if the acquisition had been effected on January 1, 2004.

      (b): Pro forma adjustments for the purchase price allocation.

      Purchase price allocation of the initial purchase price of US$106.1 million (RMB878 million) is as follows:

                                                                  IN THOUSANDS
                                                                      (RMB)
Fair value of net tangible assets acquired                           127,505
In process research & development costs ("IPR&D")                     15,460
Intangible assets                                                    185,115
Goodwill                                                             549,916
                                                                     -------
Purchase price                                                       877,996
                                                                     =======

      In accordance with US GAAP, research and development costs, including in process research & development costs, or IPR&D, acquired as part of a business acquisition, should be recognized as expense when incurred. A pro forma adjustment was recognized on the unaudited pro forma consolidated statement of operations to give effect to the immediate write-off of the valuation of IPR&D and the amortization of certain intangible assets of Actoz during the year ended December 31, 2004 as follows:

                            USEFUL LIVES
                               (YEARS)                               IN THOUSANDS (RMB)
IPR&D                       N/A                                            15,460
Completed technology        3 to 7                                         10,155
Core technology             4                                               8,921
Customer database           2                                              11,591
Trademark                   Indefinite                                          -
Non-compete agreement       2.5                                             2,719
                                                                           ------
Total                                                                      48,846
                                                                           ======

      (c) Pro forma adjustments are recognized for Shanda and its subsidiaries' share in equity results of Actoz:

            For the year ended December 31, 2004, under a pro forma analysis, Shanda recognizes RMB18.41 million of equity in earning based on 38.1% of Actoz's operating results under United States' General Accepted Accounting Principles, or US GAAP, which differs in certain material respects from Actoz's operating results as reported under the Republic of Korea's General Accepted Accounting Principles, or Korean GAAP. Actoz operating results under US GAAP are summarized as follows:

                                                              FOR THE YEAR ENDED
                                                               DECEMBER 31, 2004
                                                              IN THOUSANDS (RMB)
Net revenue                                                              215,403
Gross profit                                                             144,405
Total operating expenses                                                 (77,791)
Interest income (expense), net                                             5,734
Other income, net                                                         (3,617)
Income tax expense                                                       (20,403)
                                                              ------------------
Net income                                                                48,328
                                                              ------------------

      The net income of Actoz reported under Korean GAAP is reconciled to the US GAAP is as follow:

                                                                                FOR THE YEAR ENDED
                                                                                 DECEMBER 31, 2004
                                                                                IN THOUSANDS (RMB)   NOTE
Net income (reported under US GAAP)                                                         48,328
Revenue on upfront license fee arrangement to be amortized under US GAAP                    (7,716)   1
Development costs written off under US GAAP                                                  4,572    2
Consolidation differences under US GAAP                                                     18,551    3
Others                                                                                       1,196    4
                                                                                ------------------
Net income (reported under Korean GAAP)                                                     64,931
                                                                                ------------------

      (1) Under Korean GAAP, revenue for upfront license fees is recognized upon receipt if such fees can be measured reliably and it is probable that such benefits will flow into the entity. Under US GAAP, such upfront license fees should be recognized over the term of the license period.

      (2) Under Korean GAAP, development costs are capitalized and subject to future amortization if such development costs satisfy certain conditions and future economic benefits can be reliably determined. Under US GAAP, development costs should be expensed in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" and Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as applicable.

      (3)   This adjustment reflects the aggregate effects of the following:

            (i) Differences in US GAAP and Korean GAAP as applicable to Onlineworks Co., Ltd., or Onlineworks, a company in which Actoz holds an equity interest, mainly relating to recognition of development costs as stated in (2) above. As allowed under Korean GAAP, Onlineworks was accounted for under the equity method, and Actoz's equity in earnings of Onlineworks was based on Onlineworks' Korean GAAP results. Under US GAAP, Onlineworks should be consolidated as it has a controlling financial interest in such entity;

            (ii) Differences in US GAAP and Korean GAAP as applicable to Anipark Co., Ltd, or Anipark, mainly relating to recognition of development costs as stated in (2) above and the requirement to recognize interest expense for certain redeemable preferred shares under US GAAP. Actoz owns 40% interest in Anipark and accounts for Anipark under the equity method;

            (iii) Consolidation of loss making subsidiaries, Actoz-in-World Co.,
                  Ltd and

                  Beijing-in-World Co., Ltd. under US GAAP. Under Korean GAAP, subsidiaries meeting certain specific criteria are not required to be consolidated. Actoz-in-World Co., Ltd and Beijing-in-World Co, Ltd. are exempted from consolidation under Korean GAAP due to the insignificant size of these two entities; and

            (iv) Consolidation of a variable interest entity Vivabox Co., Ltd., or Vivabox, as required by accounting rule FIN 46(R) "Consolidation of Variable Interest Entities" under US GAAP as Actoz bears the risk and rewards of Vivabox. This Company is not required to be consolidated under Korean GAAP.

      (4) Relates to the aggregate effects of other adjustments such as differences in depreciation policy adopted by Shanda and Actoz.

3.    PRO FORMA EARNINGS PER SHARE

      The unaudited pro forma earnings per share for the year ended December 31, 2004 as follows:

(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)                                     RMB               US$
NUMERATOR:
Pro forma net income                                                                567,826            68,607
Dividends to Series A and Series A-1                                                (48,213)           (5,825)
      Preferred Shareholders
Earnings allocated to participating Preferred Shareholders                          (30,846)           (3,727)
                                                                                -----------       -----------
Numerator for basis earnings per share                                              488,767            59,055
Effect of dilutive securities                                                             -                 -
                                                                                -----------       -----------
Numerator for diluted earnings per share                                            488,767            59,055
                                                                                -----------       -----------

DENOMINATOR:
Denominator for basic earnings per share - weighted-average ordinary shares
    outstanding                                                                 122,136,580       122,136,580
Dilutive effect of share options                                                  8,031,076         8,031,076
                                                                                -----------       -----------
Denominator for diluted earnings per share                                      130,167,656       130,167,656
                                                                                -----------       -----------

Basic earnings per share                                                               4.00              0.48
Diluted earnings per share                                                             3.75              0.45

Basic earnings per ADS                                                                 8.00              0.96
Diluted earnings per ADS                                                               7.50              0.90

ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

      Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda's interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

SAFE HARBOR STATEMENT

      This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1 and annual report on Form 20-F.

CONTACT:

Donglei Zhou
Director of Business Development & Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667